Exhibit (a)(5)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

To:	Electroglas All

Date:	July 16, 2003

Re:	IMPORTANT: Electroglas Stock Option Exchange Offer

As indicated in         ’s email, Electroglas is launching an important stock option exchange program for certain eligible options granted under our stock incentive plans. Attached to this email message is important information about the stock option exchange offer. The attachments consist of the following documents:

•	Offer to Exchange dated July 16, 2003

•	Letter of Transmittal

•	Form of Notice of Withdrawal

We urge you to read each of these documents carefully.

If you would like a paper copy of any of these documents to be delivered to you, please contact Investor Relations at (408) 528-3000, email: clattyak@electroglas.com.

1